FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 11, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. ANNOUNCES DIRECTORS APPOINTMENT

NETANYA, Israel, May 10, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today the appointment of Mr. Samy Bakalash and Mr. Aaron Kaufman as members of the Company's Board of Directors, effective May 12, 2020. Mr. Bakalash was nominated to the board by the Company's employees, as per the February 2020 collective employment agreement. Mr. Kaufman nominated Mr. Saul Zang as his alternate director.

Mr. Bakalash has served as CEO of Bakalsah consulting and investment, as a chairman of Ayalon financial solutions Ltd., as a director of Kibbutz Ramat Rachel's holding company, the Israeli governmental company for tourism and various private companies, as member of the Oil Board in the Israeli Energy office, public representative in several committees in the Tel-Aviv courts and Ranana municipality and lectures on the capital market and corporate governance in several colleges, since 2010. Prior to that, Mr. Bakalash served as a director in various companies in the finance sector and Chirman of KLA education fund and held various CEO and CFO positions. Mr. Bakalash is a Certified Public Accountant and holds an LL.B and B.A. in accounting from the Tel-Aviv University and a B.A. in business management (finance) and economics, from the Bar-Ilan University.

Aaron Kaufman has served as CEO of IDB Development Corporation Ltd., or IDBD, Chairman of Modi'in Energy LP (and director since 2019), director of Mehadrin Ltd., IDB Tourism (2009) Ltd. and Israir Tourism and Aviation Ltd. since 2020, member of the committee of IDB fund for the Community since 2019, Director of private companies of IDBD group since 2017, VP Legal Counsel of Discount Investment Corporation Ltd., or DIC,  director of IDB Group Investments USA Inc. and director of private Companies of DIC group since 2016. From 2015 to 2020 he also served as VP Legal Counsel of IDBD. From 2005 to 2015 Mr. Kaufman was a partner in the law firm of Epstein, Homsky, Asnat and Co. Mr. Kaufman holds an LL.B from the Tel-Aviv University.

Saul Zang has served as First Vice-Chairman of the Board of IRSA Inversiones y Representaciones S.A. , first Vice-Chairman of the Board of IRSA Propiedades Comerciales S.A. , first Vice-Chairman of the Board of Cresud S.A.C.I.F y A , second vice-Chairman of Consultores Assets Management SA, Vice Chairman of Consultores Venture Capital Uruguay S.A., Vice-Chairman of Ritelco SA, Vice Chairman of Tyrus SA, Vice Chairman of Inversiones Financieras Del Sur SA, Vice Chairman of Elron Electronic Industries Ltd., director of BrasilAgro Companhia de Propriedades Agrícolas,  IFIS Limited, Banco Hipotecario S.A., Dolphin Fund Ltd., Dolphin IL Investment Ltd., Consultores Venture Capital Ltd, Dolphin Investment (Gibraltar) Ltd., Dolphin Netherlands BV, Austral Gold Ltd., Bacs Banco de Credito Y Securitizacion S.A., IRSA Foundation, Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Property and Building Corporation Ltd., Bayside Land Corporation Ltd, member of the committee of IDB fund for the Community, and director of additional private corporations. Mr. Zang holds an LL.B. from Buenos Aires University.

For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 6. Directors, Senior Management and Employees" – A. Directors and Senior Management" and " – D. Employees".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.744 million cellular subscribers (as at December 31, 2019)  with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).   For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: For May 11, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary